UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2018

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name: Ana Graciela de Méndez
Title: CFO

BLADEX ANNOUNCES PROFIT FOR THE SECOND QUARTER 2018 OF $16.6 MILLION, OR $0.42 PER SHARE, AND

YEAR-TO-DATE 2018 OF $31.1 MILLION, OR $0.79 PER SHARE

PANAMA CITY, REPUBLIC OF PANAMA, July 20, 2018

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the second quarter (“2Q18”) and six months (“6M18”) ended June 30, 2018.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	6M18	6M17	2Q18	1Q18	2Q17
Key Income Statement Highlights
Net Interest Income ("NII")	$54.5	$63.8	$27.9	$26.6	$29.3
Fees and commissions, net	$8.1	$8.3	$5.0	$3.1	$5.0
Impairment loss from ECL on loans, loan commitments and financial guarantees contracts	$3.7	$8.5	$1.8	$2.0	$4.3
Operating expenses (1)	$25.7	$23.8	$11.4	$14.3	$12.6
Profit for the period	$31.1	$40.9	$16.6	$14.5	$17.5
Profitability Ratios
Earnings per Share ("EPS") (2)	$0.79	$1.04	$0.42	$0.37	$0.44
Return on Average Equity (“ROAE”) (3)	6.0%	8.1%	6.4%	5.6%	6.9%
Return on Average Assets (“ROAA”)	0.99%	1.23%	1.07%	0.91%	1.08%
Net Interest Margin ("NIM") (4)	1.75%	1.91%	1.81%	1.68%	1.80%
Net Interest Spread ("NIS") (5)	1.29%	1.58%	1.31%	1.26%	1.44%
Efficiency Ratio (6)	41%	33%	36%	47%	37%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio (7)	$6,054	$5,840	$6,054	$5,731	$5,840
Treasury Portfolio	$94	$79	$94	$85	$79
Total assets	$6,331	$6,422	$6,331	$5,875	$6,422
Total stockholders' equity	$1,047	$1,024	$1,047	$1,047	$1,024
Market capitalization (8)	$975	$1,078	$975	$1,127	$1,078
Tier 1 Basel III Capital Ratio (9)	20.0%	20.3%	20.0%	22.6%	20.3%
Total assets / Total stockholders' equity (times)	6.0	6.3	6.0	5.6	6.3
Liquid Assets / Total Assets (10)	10.3%	12.0%	10.3%	9.3%	12.0%
NPL to Loan Portfolio (11)	0.98%	1.12%	0.98%	1.12%	1.12%
Total allowance for ECL to Commercial Portfolio (12)	1.44%	2.06%	1.44%	1.57%	2.06%
Total allowance for ECL to NPL (times) (12)	1.6	1.9	1.6	1.5	1.9

2Q18 & 6M18 Highlights

•	Profit for the 2Q18 increased 15% QoQ to $16.6 million. Net Interest Income (“NII”) increased 5% on higher Net Interest Margin (“NIM”) (+13 bps), and fee income increased 64% from syndicated transactions. 2Q18 and 6M18 profits decreased by 5% and 24% YoY, respectively, due to lower NII from tighter net lending spreads.

•	The quarterly increase in NII to $27.9 million and NIM to 1.81%, reflected a net positive effect in the repricing of the Bank’s assets and liabilities in an increasing interest rate environment. The Bank maintained a narrow interest rate gap structure due to the short-term nature of its loan portfolio, and was able to pass along LIBOR-based market rates increases in funding to its asset base.

•	NII of $54.5 million for 6M18 decreased 15% YoY on lower NIM (-16 bps YoY), due to tighter net lending spreads from shorter-tenor loan origination. Nevertheless, in 2Q18, the Bank originated $538 million in longer tenor loans (up from $79 million in 1Q18 and $66 million in 2Q17).

•	Fee income for 2Q18 increased 64% QoQ to $5.0 million (stable YoY), from the closing of two structured syndicated transactions. Commissions from letters of credit and contingencies were stable QoQ and with a positive trend YoY.

•	Efficiency improved to 36% in 2Q18 compared to 47% in 1Q18 and 37% in 2Q17. QoQ improvement came from lower operating expenses (-21% QoQ) and a 2% QoQ increase in total income. 6M18 Efficiency was 41% mostly due to the impact of annual variable compensation expense that was incurred in 1Q18.

•	2Q18 Annualized Return on Average Equity (“ROAE”) was 6.4%, compared to 5.6% in 1Q18 and 6.9% in 2Q17. Year-to-date ROAE stood at 6.0% compared to 8.1% in 6M17. Tier 1 Basel III Capital Ratio remained solid at 20.0% at the end of 2Q18.

•	2Q18 EoP Commercial Portfolio balances increased to $6.1 billion (+6% QoQ; +4% YoY), on stronger demand for credit in the Region and an increase in the Bank’s client base. Average portfolio balances were $5.9 billion in 6M18 (flat YoY).

•	NPL balances were $54.3 million or 0.98% of total Loan Portfolio at the end of 2Q18, compared to NPL balances of $58.8 million and $62.6 million at 1Q18 and 2Q17, respectively, or 1.12%.

CEO’s Comments

Mr. N. Gabriel Tolchinsky, Bladex’s Chief Executive Officer, said, “Our second quarter results improved relative to the first quarter, with positive performance trends such as higher loan balances and fee-related income, as well as lower operating expenses. However, a more challenging environment is developing, particularly in the region’s three largest economies – Brazil, Mexico and Argentina. During the past several weeks we saw diminishing expectations for economic growth in Brazil due to the truckers’ strike, Argentina’s currency depreciating by more than 30% and Mexico’s election of a populist candidate. These challenges were exacerbated by more protectionist measures out of Washington with potential negative impact on trade and on the region’s economic growth. This environment, if it persists, may influence our perception of credit risk for our performing loan portfolio as well as recoveries for problem loans.”

Mr. Tolchinsky stated that “during the first half of 2Q2018, credit spreads didn’t reflect incremental risk and continued to be influenced by high US dollar liquidity in the region. In the second half of the quarter however, we experienced higher margins. In the coming quarters we will continue to extend the average tenor of our short-term originations and increase medium-term loan originations for good credit quality borrowers. At the same time, from an operational perspective, we will continue to focus on reducing costs and increasing productivity and efficiency.”

RESULTS BY BUSINESS SEGMENT

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions and investors in Latin America. The extensive array of products and services include the origination of bilateral, structured and syndicated credits, short- and medium-term loans, customers’ liabilities under acceptances, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk. Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) Fees and Other Income from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; and (iii) gain on the sale of loans generated through loan intermediation activities, such as sales in the secondary market and distribution in the primary market; (iv) loss on investment properties at fair value through profit or loss; (v) impairment loss (recovery) from ECL on loans, loan commitments and financial guarantee contracts, as well as impairment loss in other assets; and (vi) direct and allocated operating expenses.

As of June 30, 2018, Commercial Portfolio balances reached $6.1 billion, a 6% increase compared to $5.7 billion as of March 31, 2018 and a 4% increase compared to $5.8 billion as of June 30, 2017, on stronger demand for credit in the Region and an increase in the Bank’s client base. On an average basis, 6M18 and 2Q18 Commercial Portfolio balances reached $5.9 billion (flat YoY) and $5.8 billion (-3% QoQ, +2% YoY), respectively. As of June 30, 2018, trade finance transactions represented 54% of the Commercial Portfolio, down from 59% a quarter ago and 69% a year ago, but still focused on trade-related operations, while 81% of the Commercial Portfolio was scheduled to mature within a year, compared to 82% a quarter ago and 80% a year ago.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s diversification by country of risk, and across industry segments:

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Refer to Exhibit IX for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XI for the Bank’s distribution of loan disbursements by country.

(US$ million)	6M18	6M17	YoY (%)	2Q18	1Q18	2Q17	QoQ (%)	YoY (%)
Commercial Business Segment:
Net interest income	$55.0	$63.3	-13%	$27.8	$27.1	$30.0	3%	-7%
Fees and commissions, net	8.1	8.3	-2%	5.0	3.1	5.0	64%	0%
Net other income (loss), excluding fees and commissions (13)	(1.3)	0.4	-409%	(0.7)	(0.5)	0.2	-46%	-480%
Total income	61.8	72.0	-14%	32.1	29.7	35.2	8%	-9%
Less:
Impairment loss from ECL on loans, loan commitments and financial guarantees contracts	3.7	8.5	-56%	1.8	2.0	4.3	-8%	-59%
Impairment loss in other assets	1.7	0.0	n.m.	1.7	0.0	0.0	n.m.	n.m.
Operating expenses	19.6	18.5	6%	8.8	10.8	9.8	-18%	-10%
Profit for the period	$36.7	$45.1	-18%	$19.8	$16.9	$21.1	17%	-6%

"n.m." means not meaningful.

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2018 Second Quarter and Year-to-Date Commercial Business Segment’s results:

i.	Net interest income increased 3% QoQ, reflecting a net positive effect in the repricing of the Bank’s loans at a similar pace than its funding base, in an increasing interest rate environment. YoY net interest income decreased due to tighter net lending spreads from shorter-tenor loan origination;

ii.	Fee income for 2Q18 increased 64% QoQ to $5.0 million (stable YoY), from the closing of two structured syndicated transactions. Commissions from letters of credit and contingencies were stable QoQ and with a positive trend YoY;

iii.	Impairment loss from ECL during 2Q18 mostly related due to higher loan portfolio EoP balances. In addition, in 2Q18 the Bank recorded a $1.7 million impairment loss in other assets and a $1.1 million loss on investment properties at fair value through profit or loss (included in net other income), both related to a previously restructured loan; and

iv.	Lower quarterly allocated operating expenses mostly due to the impact of annual variable compensation expense incurred in 1Q18.

TREASURY BUSINESS SEGMENT

The Treasury Business Segment focuses on managing the Bank’s investment portfolio, and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions (cash and cash equivalents), and security instruments related to the investment management activities, consisting of securities at fair value through OCI and investment securities at amortized cost (“Investment Securities Portfolio”). The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.

Profit from the Treasury Business Segment includes net interest income derived from the above mentioned treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at fair value through OCI, and other income), impairment loss from ECL on investment securities, and direct and allocated operating expenses.

Liquidity balances amounted to $0.6 billion as of June 30, 2018, of which 97% of the Bank’s liquid assets were held in deposits with the Federal Reserve Bank of New York, compared to $0.5 billion, or 94% of liquid assets, at the end of 1Q18, and compared to $0.8 billion, or 44% of liquid assets, at the end of 2Q17. As of these quarter-end dates, the liquid assets to total assets ratio were 10.3%, 9.3%, and 12%, respectively, while the liquid assets to total deposits ratio were 21.7%, 19.3%, and 23%, respectively.

The Investment Securities Portfolio balances totaled $94 million as of June 30, 2018, compared to $85 million as of March 31, 2018, and compared to $79 million as of June 30, 2017. As of these dates, the Investment Securities Portfolio accounted for 1% of total assets, respectively, mostly consisting of readily-quoted Latin American securities, and of which 77%, 87% and 94% represented sovereign or state-owned risk, respectively (refer to Exhibit X for a per-country risk distribution of the Investment Securities Portfolio).

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On the funding side, deposit balances increased 6% QoQ to reach $3.0 billion (-11% YoY), or 57% of total funding sources, at the end of 2Q18, compared to 59% and 63% of total funding sources at the end of 1Q18 and 2Q17, respectively. Deposits placed by central banks or designees (i.e.: Class A shareholders of the Bank) were up to 73% of total deposits as of June 30, 2018, compared to 70% and 71%, respectively. As of June 30, 2018, total borrowings and debt increased 17% QoQ and 12% YoY, mostly reflected on short-term borrowings to complement the deposit base on covering the Bank’s funding needs. Weighted average funding cost was 2.65% in 2Q18 (up 33 bps QoQ and 70 bps YoY) and 2.48% in 6M18 (up 65 bps YoY), mainly reflecting higher LIBOR-based market rates, partly compensated by lower funding spreads.

(US$ million)	6M18	6M17	YoY (%)	2Q18	1Q18	2Q17	QoQ (%)	YoY (%)
Treasury Business Segment:
Net interest income	$(0.5)	$0.5	-203%	$0.0	$(0.5)	$(0.7)	108%	106%
Net other income (loss) (13)	0.9	0.3	237%	(0.7)	1.6	(0.1)	-142%	-383%
Total income (loss)	0.5	0.7	-39%	(0.6)	1.1	(0.8)	-158%	23%
Less:
Recovery from ECL on investment securities	(0.0)	(0.5)	90%	(0.0)	(0.0)	(0.0)	12%	-100%
Operating expenses	6.1	5.3	15%	2.6	3.6	2.8	-28%	-9%
Loss for the period	$(5.6)	$(4.1)	-37%	$(3.2)	$(2.4)	$(3.6)	-30%	12%

2018 Second Quarter and Year-to-Date Treasury Business Segment’s results were mainly impacted by:

i.	Quarterly loss on derivative financial instruments at fair value used for hedging purposes (reported in net other income (loss)), mainly due to ineffectiveness;

ii.	Year-to-date higher interest expense mostly attributable to the increase in funding rates on higher LIBOR-based market rates, partially compensated with lower funding spreads and volumes; and

iii.	Lower quarterly allocated operating expenses mostly due to the impact of annual variable compensation expense incurred in 1Q18.

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NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	6M18	6M17	YoY (%)	2Q18	1Q18	2Q17	QoQ (%)	YoY (%)
Net Interest Income
Interest income	$119.4	$115.2	4%	$61.9	$57.4	$56.1	8%	10%
Interest expense	(64.9)	(51.5)	26%	(34.0)	(30.8)	(26.8)	10%	27%
Net Interest Income	$54.5	$63.8	-15%	$27.9	$26.6	$29.3	5%	-5%

Net Interest Margin	1.75%	1.91%	-9%	1.81%	1.68%	1.80%	8%	1%

2018 Second Quarter and Year-to-Date Net Interest Income and margins were mainly impacted by:

i.	Net positive effect in the repricing of the Bank’s assets and liabilities in an increasing interest rate environment. The Bank maintained a narrow interest rate gap structure due to the short-term nature of its loan portfolio, and was able to pass along LIBOR-based market rates increases in its funding to its asset base, and

ii.	Tighter net lending spreads from shorter-tenor loan origination. Nevertheless, in 2Q18, the Bank increased its longer tenor lending origination.

FEES AND OTHER INCOME

Fees and Other Income includes the fee income associated with letters of credit and other contingent credits, such as guarantees and credit commitments, as well as fee income derived from loan structuring and syndication activities, together with loan intermediation and distribution activities in the primary and secondary markets.

(US$ million)	6M18	6M17	YoY (%)	2Q18	1Q18	2Q17	QoQ (%)	YoY (%)
Fees and Commissions, net	$8.1	$8.3	-2%	$5.0	$3.1	$5.0	64%	0%
Letters of credit and other contingent credits	6.1	5.7	6%	3.0	3.0	2.6	0%	15%
Loan structuring and distribution fees	2.0	2.6	-21%	2.0	0.0	2.4	n.m.	-15%
(Loss) gain on sale of loans	(0.6)	0.1	-735%	0.0	(0.6)	0.0	100%	-100%
Other income, net	0.6	0.6	6%	0.5	0.1	0.3	361%	108%
Fees and Other Income	$8.1	$9.0	-10%	$5.6	$2.5	$5.3	118%	5%

"n.m." means not meaningful.

2018 Second Quarter and Year-to-date Fees and Other Income were mainly impacted by:

i.	QoQ higher syndication fees from the closing of two structured syndicated transactions during the 2Q18;
ii.	YoY improved commissions from the letters of credit and other contingent credit business; and
iii.	Year-to-date loss on a loan sold at a discount recorded in 1Q18 related to a previously executed structured transaction.

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PORTFOLIO QUALITY AND ALLOWANCE FOR ECL ON LOANS, LOAN COMMITMENTS AND FINANCIAL GUARANTEE CONTRACTS

(US$ million, except percentages)	30-Jun-18	31-Mar-18	31-Dec-17	30-Sep-17	30-Jun-17
Allowance for ECL on loans
Balance at beginning of the period	$82.7	$81.3	$111.7	$115.6	$109.9
Provisions (reversals)	7.6	1.4	(1.1)	0.4	5.7
Write-offs, net of recoveries	(4.5)	0.0	(29.3)	(4.2)	0.0
End of period balance	$85.7	$82.7	$81.3	$111.7	$115.6

Allowance for ECL on loan commitments and financial guarantee contracts:
Balance at beginning of the period	$7.4	$6.8	$4.8	$4.6	$5.9
Provisions (reversals)	(5.8)	0.6	2.0	0.2	(1.3)
End of period balance	$1.7	$7.4	$6.8	$4.8	$4.6

Total allowance for ECL (allowance for ECL on loans plus allowance for ECL on loan commitments and financial guarantee contracts)	$87.4	$90.1	$88.1	$116.6	$120.2

Total allowance for ECL to Commercial Portfolio	1.44%	1.57%	1.47%	2.04%	2.06%
NPL to gross loan portfolio	0.98%	1.12%	1.07%	1.20%	1.12%
Total allowance for ECL to NPL (times)	1.6	1.5	1.5	1.8	1.9

The total allowance for ECL amounted to $87.4 million at June 30, 2018, representing 1.44% of the total Commercial Portfolio, compared to $90.1 million and 1.57%, respectively, as of March 31, 2018, and compared to $120.2 million and 2.06%, respectively, as of June 30, 2017. The $2.7 million QoQ decrease was mainly associated to improved letters of credit portfolio mix, partially offset by increased loan loss provisions associated to higher EoP portfolio balances, net of a $4.5 million write-off against existing individually allocated reserves.

As of June 30, 2018, NPL balances were $54.3 million, or 0.98% of total Loan Portfolio balances, compared to $58.8 million and $62.6 million at the end of March 31, 2018 and June 30, 2017, respectively, or 1.12% of Loan Portfolio balances at the end of both corresponding quarters.

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OPERATING EXPENSES

Operating expenses reflect the following line items of the consolidated statements of profit or loss:

(US$ million, except percentages)	6M18	6M17	YoY (%)	2Q18	1Q18	2Q17	QoQ (%)	YoY (%)
Operating expenses
Salaries and other employee expenses	16.2	14.5	12%	6.1	10.1	7.8	-40%	-22%
Depreciation of equipment and leasehold improvements	0.6	0.8	-18%	0.3	0.3	0.4	-1%	-10%
Amortization of intangible assets	0.7	0.4	78%	0.3	0.3	0.2	0%	89%
Other expenses	8.2	8.2	0%	4.6	3.6	4.3	30%	8%
Total Operating Expenses	$25.7	$23.8	8%	$11.4	$14.3	$12.6	-21%	-10%

Efficiency Ratio	41%	33%	26%	36%	47%	37%	-22%	-1%

Quarterly and year-to-date salaries and other employee expenses were impacted by annual variable compensation expense that was incurred in 1Q18. Excluding the annual variable compensation, operating expenses remained relatively stable reflecting the Bank’s effort to improve efficiency and productivity.

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	30-Jun-18	31-Mar-18	30-Jun-17	QoQ (%)	YoY (%)
Tier 1 Capital (9)	$1,048	$1,047	$1,025	0%	2%
Risk-Weighted Assets Basel III (9)	$5,233	$4,623	$5,048	13%	4%
Tier 1 Basel III Capital Ratio (9)	20.0%	22.6%	20.3%	-12%	-1%
Total stockholders’ equity	$1,047	$1,047	$1,024	0%	2%
Total stockholders’ equity to total assets	16.5%	17.8%	15.9%	-7%	4%
Accumulated other comprehensive income (loss) ("OCI")	$2	$4	$(3)	-42%	161%
Total assets / Total stockholders' equity (times)	6.0	5.6	6.3	8%	-4%
Shares outstanding (in thousand)	39,638	39,546	39,362	0%	1%

The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 39.6 million common shares outstanding as of June 30, 2018. At the same date, the Bank’s ratio of total assets to stockholders’ equity was 6.0x, with a Tier 1 Basel III Capital Ratio that remained solid at 20.0%.

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RECENT EVENTS

▪	Quarterly dividend payment: The Bank’s Board of Directors approved a quarterly common dividend of $0.385 per share corresponding to the second quarter 2018. The dividend will be paid on August 15, 2018, to stockholders registered as of July 31, 2018.

▪	Ratings updates: On July 12, 2018, Fitch Ratings affirmed the Bank’s long- and short-term foreign currency Issuer Default Rating at ‘BBB+/F2’ respectively; with a “Stable” Outlook.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Total operating expenses includes the following expenses line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses.

2)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

3)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

4)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

5)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

6)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total income.

7)	The Bank’s “Commercial Portfolio” includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

8)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

9)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

10)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

11)	Loan Portfolio refers to loans, gross of the allowance for expected credit losses and unearned interest and deferred fess.

12)	Total allowance for ECL refers to allowance for expected credit losses on loans plus allowance for expected credit losses on loan commitments and financial guarantee contracts.

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13)	Net other income (loss) by Business Segment consists of the following items:

-	Commercial Business Segment: gain on sale of loans, loss on investment properties at fair value through profit or loss, and net related other income.

-	Treasury Business Segment: net other income from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at fair value through OCI, and net related other income.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating profit and return on equity in future periods, including income derived from the Treasury Business Segment, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Friday, July 20, 2018 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

10

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions. The replay passcode is: 35690080.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com

11

EXHIBIT I

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2018	March 31, 2018	June 30, 2017	CHANGE	%	CHANGE	%
	(In US$ thousand)

ASSETS:
Cash and cash equivalents	$683,523	$560,276	$819,390	$123,247	22%	$(135,867)	(17)%
Financial Instruments:
At fair value through profit or loss	0	0	13	0	n.m. (*)	(13)	(100)
At fair value through OCI	21,076	24,313	16,435	(3,237)	(13)	4,641	28
Securities at amortized cost, net	78,129	68,112	62,791	10,017	15	15,338	24
Loans	5,555,254	5,225,324	5,570,315	329,930	6	(15,061)	(0)
Less:
Allowance for expected credit losses	85,711	82,670	115,607	3,041	4	(29,896)	(26)
Unearned interest and deferred fees	6,660	5,927	6,723	733	12	(63)	(1)
Loans, net	5,462,883	5,136,727	5,447,985	326,156	6	14,898	0

Derivative financial instruments used for hedging – receivable	6,379	14,682	6,497	(8,303)	(57)	(118)	(2)

Investment properties, net	3,971	0	0	3,971	n.m. (*)	3,971	n.m. (*)

Property and equipment, net	6,958	7,120	8,044	(162)	(2)	(1,086)	(14)
Intangibles, net	4,790	5,115	2,534	(325)	(6)	2,256	89

Other assets:
Customers' liabilities under acceptances	13,656	4,940	5,194	8,716	176	8,462	163
Accrued interest receivable	38,379	34,725	33,466	3,654	11	4,913	15
Other assets	11,330	19,035	19,813	(7,705)	(40)	(8,483)	(43)
Total of other assets	63,365	58,700	58,473	4,665	8	4,892	8

TOTAL ASSETS	$6,331,074	$5,875,045	$6,422,162	$456,029	8%	$(91,088)	(1)%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$20,001	$42,001	$126,977	($22,000)	(52)%	$(106,976)	(84)%
Time	2,969,001	2,772,214	3,226,578	196,787	7	(257,577)	(8)
Total deposits	2,989,002	2,814,215	3,353,555	174,787	6	(364,553)	(11)

Derivative financial instruments used for hedging – payable	30,064	12,469	33,946	17,595	141	(3,882)	(11)

Financial liabilities at fair value through profit or loss	0	0	27	0	n.m. (*)	(27)	(100)
Securities sold under repurchase agreement	0	49,316	0	(49,316)	(100)	0	n.m. (*)
Short-term borrowings and debt	1,048,470	776,967	487,056	271,503	35	561,414	115
Long-term borrowings and debt, net	1,169,672	1,123,908	1,485,707	45,764	4	(316,035)	(21)

Other liabilities:
Acceptances outstanding	13,656	4,940	5,194	8,716	176	8,462	163
Accrued interest payable	15,953	17,005	12,953	(1,052)	(6)	3,000	23
Allowance for expected credit losses on loan commitments and financial guarantee contracts	1,652	7,423	4,615	(5,771)	(78)	(2,963)	(64)
Other liabilities	15,226	22,066	14,969	(6,840)	(31)	257	2
Total other liabilities	46,487	51,434	37,731	(4,947)	(10)	8,756	23

TOTAL LIABILITIES	$5,283,695	$4,828,309	$5,398,022	$455,386	9%	$(114,327)	(2)%

STOCKHOLDERS' EQUITY:
Common stock	279,980	279,980	279,980	0	0%	0	0%
Treasury stock	(58,635)	(60,671)	(64,733)	2,036	(3)	6,098	(9)
Additional paid-in capital in excess of assigned value of common stock	119,059	120,319	118,899	(1,260)	(1)	160	0
Capital reserves	95,210	95,210	95,210	0	0	0	0
Dynamic provision	108,756	108,756	107,392	0	0	1,364	1
Regulatory credit reserve	15,201	18,748	7,123	(3,547)	(19)	8,078	113
Retained earnings	485,724	480,778	483,702	4,946	1	2,022	0
Accumulated other comprehensive income (loss)	2,084	3,616	(3,433)	(1,532)	(42)	5,517	(161)

TOTAL STOCKHOLDERS' EQUITY	$1,047,379	$1,046,736	$1,024,140	$643	0%	$23,239	2%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,331,074	$5,875,045	$6,422,162	$456,029	8%	$(91,088)	(1)%

(*)  "n.m." means not meaningful.

12

EXHIBIT II

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2018	March 31, 2018	June 30, 2017	CHANGE	%	CHANGE	%

NET INTEREST INCOME:
Interest income	$61,919	$57,437	$56,099	$4,482	8%	$5,820	10%
Interest expense	(34,030)	(30,847)	(26,754)	(3,183)	10	(7,276)	27

NET INTEREST INCOME	27,889	26,590	29,345	1,299	5	(1,456)	(5)

OTHER INCOME:
Fees and commissions, net	5,032	3,059	5,013	1,973	64	19	0
(Loss) gain on derivative financial instruments and foreign currency exchange	(516)	1,666	473	(2,182)	(131)	(989)	(209)
Loss per financial instrument at fair value through profit or loss	(280)	(62)	(649)	(218)	352	369	(57)
Loss per financial instrument at fair value through OCI	0	0	(35)	0	n.m. (*)	35	(100)
Gain (loss) on sale of loans	0	(625)	12	625	(100)	(12)	(100)
Loss on investment properties at fair value through profit or loss	(1,148)	0	0	(1,148)	n.m. (*)	(1,148)	n.m. (*)
Other income, net	530	115	255	415	361	275	108
NET OTHER INCOME	3,618	4,153	5,069	(535)	(13)	(1,451)	(29)

TOTAL INCOME	31,507	30,743	34,414	764	2	(2,907)	(8)

EXPENSES:
Impairment loss from expected credit losses on loans	7,564	1,377	5,666	6,187	449	1,898	33
Recovery from expected credit losses on investment securities	(22)	(25)	(11)	3	(12)	(11)	100
(Recovery) impairment loss from expected credit losses on loan commitments and financial guarantee contracts	(5,771)	579	(1,324)	(6,350)	(1,097)	(4,447)	336
Impairment loss in other assets	1,740	0	0	1,740	n.m. (*)	1,740	n.m. (*)
OPERATING EXPENSES:
Salaries and other employee expenses	6,083	10,094	7,768	(4,011)	(40)	(1,685)	(22)
Depreciation of equipment and leasehold improvements	319	323	356	(4)	(1)	(37)	(10)
Amortization of intangible assets	337	338	178	(1)	(0)	159	89
Other expenses	4,631	3,559	4,300	1,072	30	331	8
TOTAL OPERATING EXPENSES	11,370	14,314	12,602	(2,944)	(21)	(1,232)	(10)
TOTAL EXPENSES	14,881	16,245	16,933	(1,364)	(8)	(2,052)	(12)

PROFIT FOR THE PERIOD	$16,626	$14,498	$17,481	$2,128	15%	$(855)	(5)%

PER COMMON SHARE DATA:
Basic earnings per share	$0.42	$0.37	$0.44
Diluted earnings per share	$0.42	$0.37	$0.44
Book value (period average)	$26.34	$26.45	$25.95
Book value (period end)	$26.42	$26.47	$26.02

Weighted average basic shares	39,626	39,466	39,317
Weighted average diluted shares	39,651	39,492	39,347
Basic shares period end	39,638	39,546	39,362

PERFORMANCE RATIOS:
Return on average assets	1.07%	0.91%	1.08%
Return on average stockholders' equity	6.4%	5.6%	6.9%
Net interest margin	1.81%	1.68%	1.80%
Net interest spread	1.31%	1.26%	1.44%
Efficiency Ratio	36.1%	46.6%	36.6%
Operating expenses to total average assets	0.73%	0.90%	0.78%

(*)  "n.m." means not meaningful.

13

EXHIBIT III

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	FOR THE SIX MONTHS ENDED
	(A)	(B)	(A) - (B)
	June 30, 2018	June 30, 2017	CHANGE	%
	(In US$ thousand)
NET INTEREST INCOME:
Interest income	$119,356	$115,230	$4,126	4%
Interest expense	(64,877)	(51,453)	(13,424)	26

NET INTEREST INCOME	54,479	63,777	(9,298)	(15)

OTHER INCOME:
Fees and commissions, net	8,091	8,282	(191)	(2)
Gain on derivative financial instruments and foreign currency exchange	1,150	604	546	90
Loss per financial instrument at fair value through profit or loss	(342)	(709)	367	(52)
Gain per financial instrument at fair value through OCI	0	79	(79)	(100)
(Loss) gain on sale of loans	(625)	98	(723)	(738)
Loss on investment properties at fair value through profit or loss	(1,148)	0	(1,148)	n.m. (*)
Other income, net	645	609	36	6
NET OTHER INCOME	7,771	8,963	(1,192)	(13)

TOTAL INCOME	62,250	72,740	(10,490)	(14)

EXPENSES:
Impairment loss from expected credit losses on loans	8,941	9,619	(678)	(7)
Recovery from expected credit losses on investment securities	(47)	(465)	418	(90)
Recovery from expected credit losses on loan commitments and financial guarantee contracts	(5,192)	(1,161)	(4,031)	347
Impairment loss in other assets	1,740	0	1,740	n.m. (*)
OPERATING EXPENSES:
Salaries and other employee expenses	16,177	14,464	1,713	12
Depreciation of equipment and leasehold improvements	642	787	(145)	(18)
Amortization of intangible assets	675	379	296	78
Other expenses	8,190	8,178	12	0
TOTAL OPERATING EXPENSES	25,684	23,808	1,876	8
TOTAL EXPENSES	31,126	31,801	(675)	(2)

PROFIT FOR THE PERIOD	$31,124	$40,939	$(9,815)	(24)%

PER COMMON SHARE DATA:
Basic earnings per share	$0.79	$1.04
Diluted earnings per share	$0.79	$1.04
Book value (period average)	$26.40	$25.89
Book value (period end)	$26.42	$26.02

Weighted average basic shares	39,547	39,252
Weighted average diluted shares	39,572	39,280
Basic shares period end	39,638	39,362

PERFORMANCE RATIOS:
Return on average assets	0.99%	1.23%
Return on average stockholders' equity	6.0%	8.1%
Net interest margin	1.75%	1.91%
Net interest spread	1.29%	1.58%
Efficiency Ratio	41.3%	32.7%
Operating expenses to total average assets	0.82%	0.72%

(*)    "n.m." means not meaningful.

14

EXHIBIT IV

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	June 30, 2018			March 31, 2018			June 30, 2017
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Cash and cash equivalents	$689,288	3,225	1.85%	$752,628	$2,939	1.56%	$1,077,011	$2,822	1.04%
Securities at fair value through OCI	16,291	143	3.47	16,652	123	2.95	17,776	126	2.79
Securities at amortized cost (1)	71,467	521	2.88	68,835	485	2.82	64,000	441	2.73
Loans, net of unearned interest	5,398,233	58,030	4.25	5,576,646	53,890	3.87	5,385,901	52,710	3.87

TOTAL INTEREST EARNING ASSETS	$6,175,279	$61,919	3.97%	$6,414,761	$57,437	3.58%	$6,544,688	$56,099	3.39%

Allowance for expected credit losses on loans	(86,664)			(81,474)			(110,357)
Non interest earning assets	132,226			114,985			83,297

TOTAL ASSETS	$6,220,841			$6,448,272			$6,517,628

INTEREST BEARING LIABILITIES
Deposits	3,130,345	$16,388	2.07%	$3,223,641	$14,004	1.74%	$3,253,009	$11,593	1.41%
Trading liabilities	11	0	0.00	1	0	0.00	51	0	0.00
Securities sold under repurchase agreement and short-term borrowings and debt	820,052	6,293	3.04	984,930	6,575	2.67	647,524	2,487	1.52
Long-term borrowings and debt, net (2)	1,121,591	11,349	4.00	1,111,615	10,268	3.69	1,517,279	12,674	3.30

TOTAL INTEREST BEARING LIABILITIES	$5,071,999	$34,030	2.65%	$5,320,187	$30,847	2.32%	$5,417,863	$26,754	1.95%

Non interest bearing liabilities and other liabilities	$104,967			$84,258			$79,595

TOTAL LIABILITIES	5,176,966			5,404,444			5,497,457

STOCKHOLDERS' EQUITY	1,043,875			1,043,827			1,020,170

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,220,841			$6,448,272			$6,517,628

NET INTEREST SPREAD			1.31%			1.26%			1.44%

NET INTEREST INCOME AND NET INTEREST MARGIN		$27,889	1.81%		$26,590	1.68%		$29,345	1.80%

(1)	Gross of the allowance for expected credit losses relating to securities at amortized cost.
(2)	Net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

15

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE SIX MONTHS ENDED
	June 30, 2018			June 30, 2017
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Cash and cash equivalents	$720,783	$6,164	1.70%	$1,054,992	$4,823	0.91%
Securities at fair value through OCI	16,471	266	3.21	21,592	296	2.72
Securities at amortized cost (1)	70,158	1,006	2.85	67,315	974	2.88
Loans, net of unearned interest	5,486,946	111,920	4.06	5,575,774	109,137	3.89

TOTAL INTEREST EARNING ASSETS	$6,294,358	$119,356	3.77%	$6,719,673	$115,230	3.41%

Allowance for expected credit losses on loans	(84,083)			(108,282)
Non interest earning assets	123,653			78,658

TOTAL ASSETS	$6,333,928			$6,690,048

INTEREST BEARING LIABILITIES
Deposits	$3,176,735	$30,392	1.90%	$3,095,271	$17,800	1.14%
Trading liabilities	6	0	0.00	40	0	0.00
Securities sold under repurchase agreement and short-term borrowings and debt	902,039	12,868	2.84	839,856	6,055	1.43
Long-term borrowings and debt, net (2)	1,116,627	21,617	3.85	1,652,208	27,598	3.32

TOTAL INTEREST BEARING LIABILITIES	$5,195,407	$64,877	2.48%	$5,587,375	$51,453	1.83%

Non interest bearing liabilities and other liabilities	$94,670			$86,517

TOTAL LIABILITIES	5,290,077			5,673,892

STOCKHOLDERS' EQUITY	1,043,851			1,016,156

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,333,928			$6,690,048

NET INTEREST SPREAD			1.29%			1.58%

NET INTEREST INCOME AND NET INTEREST MARGIN		$54,479	1.75%		$63,777	1.91%

(1)	Gross of the allowance for expected credit losses relating to securities at amortized cost.
(2)	Net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

16

EXHIBIT VI

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	SIX MONTHS	FOR THE THREE MONTHS ENDED					SIX MONTHS
	ENDED						ENDED
	JUN 30/18	JUN 30/18	MAR 31/18	DEC 31/17	SEP 30/17	JUN 30/17	JUN 30/17

NET INTEREST INCOME:
Interest income	$119,356	$61,919	$57,437	$55,799	$55,050	$56,099	$115,230
Interest expense	(64,877)	(34,030)	(30,847)	(27,658)	(27,153)	(26,754)	(51,453)

NET INTEREST INCOME	54,479	27,889	26,590	28,141	27,897	29,345	63,777

OTHER INCOME (LOSS):
Fees and commissions, net	8,091	5,032	3,059	5,666	3,566	5,013	8,282
Gain (loss) on derivative financial instruments and foreign currency exchange	1,150	(516)	1,666	(425)	(616)	473	604
(Loss) Gain per financial instrument at fair value through profit or loss	(342)	(280)	(62)	(26)	3	(649)	(709)
Gain (Loss) per financial instrument at fair value through OCI	0	0	0	170	0	(35)	79
(Loss) gain on sale of loans	(625)	0	(625)	68	15	12	98
Loss on investment properties at fair value through profit or loss	(1,148)	(1,148)	0	0	0	0	0
Other income, net	645	530	115	913	201	255	609

NET OTHER INCOME	7,771	3,618	4,153	6,366	3,169	5,069	8,963

TOTAL INCOME	62,250	31,507	30,743	34,507	31,066	34,414	72,740

Impairment loss (recovery) from expected credit losses on loans	8,941	7,564	1,377	(1,122)	362	5,666	9,619
(Recovery) Impairment loss from expected credit losses on investment securities	(47)	(22)	(25)	(99)	75	(11)	(465)
(Recovery) impairment loss from expected credit losses on loan commitments and financial guarantee contracts	(5,192)	(5,771)	579	2,015	215	(1,324)	(1,161)
Impairment loss in other assets	1,740	1,740	0	0	0	0	0
Operating expenses	25,684	11,370	14,314	13,114	9,953	12,602	23,808
PROFIT FOR THE PERIOD	$31,124	$16,626	$14,498	$20,599	$20,461	$17,481	$40,939

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$0.79	$0.42	$0.37	$0.52	$0.52	$0.44	$1.04

PERFORMANCE RATIOS
Return on average assets	0.99%	1.07%	0.91%	1.31%	1.30%	1.08%	1.23%
Return on average stockholders' equity	6.0%	6.4%	5.6%	7.9%	7.9%	6.9%	8.1%
Net interest margin	1.75%	1.81%	1.68%	1.78%	1.76%	1.80%	1.91%
Net interest spread	1.29%	1.31%	1.26%	1.38%	1.37%	1.44%	1.58%
Efficiency Ratio	41.3%	34.8%	46.6%	38.0%	32.0%	36.6%	32.7%
Operating expenses to total average assets	0.82%	0.73%	0.90%	0.83%	0.63%	0.78%	0.72%

17

EXHIBIT VII

BUSINESS SEGMENT ANALYSIS

(In US$ thousand)

	FOR THE SIX MONTHS ENDED		FOR THE THREE MONTHS ENDED
	JUN 30/18	JUN 30/17	JUN 30/18	MAR 31/18	JUN 30/17

COMMERCIAL BUSINESS SEGMENT:

Net interest income (1)	$54,957	$63,315	$27,847	$27,110	$30,024
Net other income (2)	6,840	8,687	4,289	2,551	5,208
Total income	61,797	72,002	32,136	29,661	35,232
Less:
Impairment loss from expected credit losses on loans, loan commitments and financial guarantee contracts	3,749	8,458	1,793	1,956	4,342
Impairment loss in other assets	1,740	0	1,740	0	0
Operating expenses (3)	19,567	18,494	8,806	10,761	9,794

PROFIT FOR THE PERIOD	$36,741	$45,050	$19,797	$16,944	$21,096

Average interest-earning assets (4)	5,486,946	5,575,774	5,398,233	5,576,646	5,385,901
End-of-period interest-earning assets (4)	5,548,594	5,563,592	5,548,594	5,219,397	5,563,592

TREASURY BUSINESS SEGMENT:

Net interest income (1)	$(478)	$462	$42	$(520)	$(679)
Net other income (loss) (2)	931	276	(671)	1,602	(139)
Total income (loss)	453	738	(629)	1,082	(818)
Less:
Recovery from expected credit losses on investment securities	(47)	(465)	(22)	(25)	(11)
Operating expenses (3)	6,117	5,314	2,564	3,553	2,808

LOSS FOR THE PERIOD	$(5,617)	$(4,111)	$(3,171)	$(2,446)	$(3,615)

Average interest-earning assets (5)	807,412	1,143,899	777,046	838,115	1,158,787
End-of-period interest-earning assets (5)	777,912	898,777	777,912	645,025	898,777

COMBINED BUSINESS SEGMENT TOTAL:

Net interest income (1)	$54,479	$63,777	$27,889	$26,590	$29,345
Net other income (2)	7,771	8,963	3,618	4,153	5,069
Total income	62,250	72,740	31,507	30,743	34,414
Less:
Impairment loss from expected credit losses on loans, loan commitments and financial guarantee contracts	3,749	8,458	1,793	1,956	4,342
Recovery from expected credit losses on investment securities	(47)	(465)	(22)	(25)	(11)
Impairment loss in other assets	1,740	0	1,740	0	0
Operating expenses (3)	25,684	23,808	11,370	14,314	12,602
PROFIT FOR THE PERIOD	$31,124	$40,939	$16,626	$14,498	$17,481

Average interest-earning assets	6,294,358	6,719,673	6,175,279	6,414,761	6,544,688
End-of-period interest-earning assets	6,326,506	6,462,369	6,326,506	5,864,422	6,462,369

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 - Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systematic basis.

(1) Interest income on interest-earning assets, net of allocated cost of funds.

(2) Net other income (loss) by Business Segment consists of the following items:

- Commercial Business Segment: net fees and commissions, loss on investment properties at fair value through profit or loss, gain on sale of loans, and net related other income.

- Treasury Business Segment: net other income from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at fair value through OCI, and net related other income.

(3) Operating Expenses allocation methodology assigns overhead expenses based on resource consumption by business segment. Total operating expenses includes the following line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses.

(4) Includes loans, net of unearned interest and deferred fees.

(5) Includes cash and cash equivalents, financial instruments at fair value through profit or loss, securities at fair value through OCI and securities at amortized cost, gross of the allowance for expected credit losses.

18

EXHIBIT VIII

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2018		March 31, 2018		June 30, 2017		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$555	9	$353	6	$196	3	$202	$359
BELGIUM	13	0	10	0	13	0	3	0
BOLIVIA	10	0	5	0	0	0	5	10
BRAZIL	1,049	17	916	16	1,046	18	133	3
CHILE	193	3	253	4	226	4	(60)	(33)
COLOMBIA	773	13	780	13	695	12	(7)	78
COSTA RICA	367	6	445	8	360	6	(78)	7
DOMINICAN REPUBLIC	270	4	200	3	79	1	70	191
ECUADOR	383	6	320	6	267	5	63	116
EL SALVADOR	31	0	42	1	88	1	(11)	(57)
GERMANY	28	0	33	1	45	1	(5)	(17)
GUATEMALA	300	5	255	4	275	5	45	25
HONDURAS	79	1	50	1	52	1	29	27
JAMAICA	57	1	22	0	60	1	35	(3)
MEXICO	906	15	869	15	1,069	18	37	(163)
NICARAGUA	25	0	24	0	42	1	1	(17)
PANAMA	505	8	437	8	479	8	68	26
PARAGUAY	69	1	81	1	57	1	(12)	12
PERU	233	4	313	5	510	9	(80)	(277)
SINGAPORE	43	1	47	1	33	1	(4)	10
SWITZERLAND	1	0	100	2	0	0	(99)	1
TRINIDAD & TOBAGO	183	3	184	3	199	3	(1)	(16)
UNITED STATES	0	0	20	0	73	1	(20)	(73)
URUGUAY	58	1	39	1	37	1	19	21
OTHER	17	0	18	0	18	0	(1)	(1)

TOTAL CREDIT PORTFOLIO (1)	$6,148	100%	$5,816	100%	$5,919	100%	$332	$229

UNEARNED INTEREST AND DEFERRED FEES	(7)		(6)		(7)		(1)	0

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED
INTEREST & DEFERRED FEES	$6,141		$5,810		$5,912		$331	$229

(1)	Includes gross loans (or the “Loan Portfolio”), securities at fair value through OCI and at amortized cost, gross of the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.
(*)	Risk in countries outside the Region related to transactions carried out in the Region.

19

EXHIBIT IX

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2018		March 31, 2018		June 30, 2017		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$555	9	$353	6	$196	3	$202	$359
BELGIUM	13	0	10	0	13	0	3	0
BOLIVIA	10	0	5	0	0	0	5	10
BRAZIL	1,045	17	912	16	1,039	18	133	6
CHILE	188	3	248	4	221	4	(60)	(33)
COLOMBIA	744	12	751	13	666	11	(7)	78
COSTA RICA	367	6	445	8	360	6	(78)	7
DOMINICAN REPUBLIC	270	4	200	3	79	1	70	191
ECUADOR	383	6	320	6	267	5	63	116
EL SALVADOR	31	1	42	1	88	2	(11)	(57)
GERMANY	28	0	33	1	45	1	(5)	(17)
GUATEMALA	300	5	255	4	275	5	45	25
HONDURAS	79	1	50	1	52	1	29	27
JAMAICA	57	1	22	0	60	1	35	(3)
MEXICO	879	15	849	15	1,049	18	30	(170)
NICARAGUA	25	0	24	0	42	1	1	(17)
PANAMA	484	8	419	7	470	8	65	14
PARAGUAY	69	1	81	1	57	1	(12)	12
PERU	233	4	313	5	510	9	(80)	(277)
SINGAPORE	43	1	47	1	33	1	(4)	10
SWITZERLAND	1	0	100	2	0	0	(99)	1
TRINIDAD & TOBAGO	175	3	175	3	190	3	0	(15)
UNITED STATES	0	0	20	0	73	1	(20)	(73)
URUGUAY	58	1	39	1	37	1	19	21
OTHER	17	0	18	0	18	0	(1)	(1)

TOTAL COMMERCIAL PORTFOLIO (1)	$6,054	100%	$5,731	100%	$5,840	100%	$323	$214

UNEARNED INTEREST AND DEFERRED FEES	(7)		(6)		(7)		(1)	0

TOTAL COMMERCIAL PORTFOLIO, NET OF
UNEARNED INTEREST & DEFERRED FEES	$6,047		$5,725		$5,833		$322	$214

(1)	Includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.
(*)	Risk in countries outside the Region related to transactions carried out in the Region.

20

EXHIBIT X

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2018		March 31, 2018		June 30, 2017		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

BRAZIL	$4	5	$4	5	$7	9	$0	$(3)
CHILE	5	5	5	6	5	7	0	0
COLOMBIA	29	30	29	34	29	37	0	0
MEXICO	27	28	20	24	20	26	7	7
PANAMA	21	23	18	21	9	11	3	12
TRINIDAD & TOBAGO	8	9	9	10	9	11	(1)	(1)

TOTAL TREASURY PORTOFOLIO (1)	$94	100%	$85	100%	$79	100%	$9	$15

(1)	Includes securities at fair value through OCI and at amortized cost, gross of the allowance for expected credit losses.

21

EXHIBIT XI

LOAN DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	YEAR-TO-DATE		QUARTERLY			Change in Amount
	(A)	(B)	(C)	(D)	(E)
COUNTRY (*)	6M18	6M17	2Q18	1Q18	2Q17	(A) - (B)	(C) - (D)	(C) - (E)

ARGENTINA	$458	$138	$326	$132	$94	$320	$194	$232
BELGIUM	10	9	6	4	4	1	2	2
BOLIVIA	10	0	10	0	0	10	10	10
BRAZIL	443	515	327	116	226	(72)	211	101
CHILE	328	304	143	185	127	24	(42)	16
COLOMBIA	665	675	385	280	319	(10)	105	66
COSTA RICA	248	311	90	158	151	(63)	(68)	(61)
DOMINICAN REPUBLIC	306	274	189	117	82	32	72	107
ECUADOR	500	459	313	187	209	41	126	104
EL SALVADOR	40	77	19	21	36	(37)	(2)	(17)
GUATEMALA	238	285	167	71	106	(47)	96	61
HONDURAS	56	61	38	18	11	(5)	20	27
JAMAICA	164	125	97	67	60	39	30	37
MEXICO	2,557	2,272	1,146	1,411	1,149	285	(265)	(3)
NICARAGUA	35	42	35	0	27	(7)	35	8
PANAMA	399	505	321	78	251	(106)	243	70
PARAGUAY	64	9	36	28	9	55	8	27
PERU	703	647	343	360	390	56	(17)	(47)
SINGAPORE	43	481	43	0	281	(438)	43	(238)
SWITZERLAND	401	0	201	200	0	401	1	201
TRINIDAD & TOBAGO	100	179	23	77	120	(79)	(54)	(97)
UNITED STATES	33	86	0	33	31	(53)	(33)	(31)
URUGUAY	8	36	8	0	29	(28)	8	(21)
OTHER	18	35	12	6	8	(17)	6	4

TOTAL LOAN DISBURSED (1)	$7,827	$7,525	$4,278	$3,549	$3,720	$302	$729	$558

(1)	Total loan disbursed does not include loan commitments and financial guarantee contracts, nor other interest-earning assets such as investment securities.
(*)	Risk in countries outside the Region related to transactions carried out in the Region.

22